Exhibit (a)(5)(iv)

We have been receiving a lot of calls about the paperwork you may have received regarding the Onex offer.  If you received the paperwork, it is daunting to try to understand the language in all the documents you received, but the situation is pretty simple: Onex is offering to buy your vested and unvested stock at $13.25 per share.

If you want to sell your shares early in the process (no definite date is set yet), you must tender your shares to Onex before the offer ends (currently November 5, 2010, but subject to extension).  If you want to tender your shares, the way to do it depends on whether you hold your shares of record or hold them through a broker or other custodian.

•            If you are a record holder (that is, a stock certificate has been issued to you), you must complete and sign the letter of transmittal (the blue form) and send it with your stock certificate to Computershare Trust Company, N.A., the depositary for the offer.  These materials must reach the depositary prior to the expiration of the offer.  Detailed instructions are contained in the letter of transmittal and in the offer to purchase under “The Offer — Section 3.  Procedures for Accepting the Offer and Tendering Shares”.  If you send your shares by mail, registered mail with return receipt requested, properly insured, is recommended.  Sufficient time should be allowed to insure delivery by the expiration date.

•            If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact them and give instructions that your shares be tendered.  You may be able to give these instructions by using the yellow form.

•            If you have granted but unvested shares, you cannot tender them at this time, because they will not vest until the offer is completed.

If you do nothing at this time and the Onex offer is successful, Onex will purchase all of your shares (including any granted but unvested shares) a month or two later at the same price, $13.25 per share.

I hope this is helpful to you.  If you have any questions, you can call the information agent for the offer, Georgeson, toll free at (866) 203-9357.

Important Information

This memorandum and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer described herein is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Onex ResCare Acquisition, LLC filed with the SEC on a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 on October 7, 2010, as amended.  In addition, ResCare filed a Solicitation/ Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3 with respect to the tender offer on October 7, 2010.  ResCare shareholders should read these materials and any related amendments carefully because these documents contain important information, including the terms and conditions of the offer.  These documents may be obtained for free at the SEC’s website at www.sec.gov.  ResCare shareholders may also obtain these documents for free by calling Georgeson Inc., the information agent for the tender offer, at (866) 203-9357.  Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov.  In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about the Company, the tender offer and the share exchange may be obtained, if and when available, without charge, by directing a request to ResCare, Inc. Attention: David Miles, Chief Financial Officer at 502-394-2137, or on the Company’s corporate website at www.rescare.com.

Nina P. Seigle
Chief People Officer
ResCare, Inc.
9901 Linn Station Road
Louisville, KY 40223
Direct:  (502) 394-2342
Fax:      (502) 394-2235
nseigle@rescare.com